Exhibit 99.3

LUMENIS LTD.

PROXY FOR 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 2, 2014
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints OPHIR YAKOVIAN and MORAN TAYAR and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the shares of the above-indicated class of Lumenis Ltd., or the Company, held of record in the name of the undersigned at the close of business on June 2, 2014, at the 2014 Annual General Meeting of Shareholders, or the Meeting, to be held at the executive offices of the Company, 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Wednesday, July 2, 2014, at 11:00 a.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders of the Company, or the Notice, and Proxy Statement relating to the Meeting, or the Proxy Statement. The undersigned is informed that if the undersigned holds both ordinary and ordinary B shares of the Company, he, she or it needs to submit both this card and the second enclosed proxy card in order for shares of both classes to be voted by the undersigned.

The undersigned acknowledges receipt of the Notice and Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter (other than Proposal 1), this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 1, the undersigned will be deemed to have abstained from voting on such proposal. Any and all proxies heretofore given by the undersigned with respect to the shares represented hereby are hereby revoked.

(Continued and to be signed on the reverse side)

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
LUMENIS LTD.

To be held on July 2, 2014

Please date, sign and mail
all proxy cards sent to you in the
envelopes provided as soon
as possible.
↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
By filling out and returning this proxy card with respect to Proposal 1, the undersigned hereby confirms (whether voting "For" or "Against" such proposal) that he, she or it has no personal interest (as defined under the Israeli Companies Law, 5759-1999) with respect to the subject matter of that proposal  If you have a personal interest or believe that you possess a personal interest and wish to vote “For” or “Against” such proposal, you should not fill out your vote for such proposal in this proxy card and should instead follow the "Directions" below.

Directions (Proposal 1)
If you possess a personal interest in the approval of Proposal 1 and wish to vote “For” or “Against” such proposal, you should not fill out your vote for such proposal in this proxy card, and should instead indicate in the space below that you possess such a personal interest and should furthermore contact our Associate General Counsel at Tel.: +972-4-959-9171 or Fax: +972-4-959-9355, who will advise you as to how to submit your vote.

1. Election of Ms. Hope S. Taitz as an external director of the Company for a three-year term.	☐	☐	☐
2. Re-election of the following four incumbent directors: (i) Harel Beit-On	☐	☐	☐
(ii) Yoav Doppelt	☐	☐	☐
(iii) Arie Weisberg	☐	☐	☐
(iv) Shlomo Yanai	☐	☐	☐

  3.   Approval of a grant of options to purchase 13,235 shares of the Company under the Company’s 2007 Share Incentive Plan to Ms. Taitz, contingent upon her election to the board of directors at the Meeting pursuant to Proposal 1 above.

	☐	☐	☐
  4.   Approval of the re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorization of the board of directors of the Company (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.
	☐	☐	☐

To change the address on your account, please check the box below and indicate your new address in the address space below. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.